                                                                    EXHIBIT 12.1

                                 Amdocs Limited
                Computation of Ratio of Earnings to Fixed Charges
                          (in thousands, except ratio)

                                                                         For the Years Ended September 30,
                                             ---------------------------------------------------------------------------------------
                        For the Nine Months
                        Ended June 30, 2004      2003             2002               2001              2000              1999
                        -------------------  ---------------------------------------------------------------------------------------
EARNINGS AVAILABLE TO
COVER FIXED CHARGES:
Income from
continuing operations
before income taxes                $222,151        $225,177           $68,459          $181,567           $84,858           $140,775

Add:
   Fixed charges
   deducted from
   earnings (see
   below)                            15,879          18,033            23,832            22,180             9,328              9,854
                        -------------------  --------------      ------------   ---------------   ---------------  -----------------
Earnings available to
cover fixed charges                $238,030        $243,210           $92,291          $203,747           $94,186           $150,629
                        -------------------  --------------      ------------   ---------------   ---------------  -----------------

FIXED CHARGES:
Interest expense                     $7,379          $7,587           $11,271            $7,345            $2,528             $5,654
Amortized indebtedness                2,656           3,838             4,733             1,333                 -                  -
Interest within rent
expense                               5,844           6,608             7,828            13,502             6,800              4,200
                        -------------------  --------------      ------------   ---------------   ---------------  -----------------
Fixed charges                       $15,879         $18,033           $23,832           $22,180            $9,328             $9,854
                        -------------------  --------------      ------------   ---------------   ---------------  -----------------
RATIO OF EARNINGS TO
FIXED CHARGES (A)                     14.99           13.49              3.87              9.19             10.10              15.29
                        -------------------  --------------      ------------   ---------------   ---------------  -----------------
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(A)      The ratio of earnings to fixed charges represents the number of times
         "fixed charges" are covered by "earnings." "Fixed charges" means interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense. "Earnings" consist of consolidated net income from continuing operations before income taxes and fixed charges.
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